UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

On June 17, 2024, Malik Sadiq was appointed as the Company’s Chief Operating Officer pursuant to an employment agreement which provides an annual base salary of $240,000, payable in a combination of cash and restricted stock of the Company which may vest during the period which Mr. Sadiq remains employed by the Company. Mr. Sadiq may also be awarded an annual bonus based on achievement of goals to be determined by the Compensation Committee of the Board of Directors of the Company. The employment agreement reflects that Mr. Sadiq’s employment with the Company is initially part-time. The employment agreement is in substantially the form of employment agreement with other executive officers of the Company, which was attached as Exhibit 10.1 to the Company’s Form F-1 filed with the Securities Exchange Commission on November 16, 2023, and which is incorporated into this Form 6-K by reference, except that Mr. Sadiq’s severance benefit is reduced to one month of base salary and he is not subject to a post-termination non-compete.

Mr. Sadiq, aged 57, has been our advisory board member since September, 2021. He has more than 25 years of experience in the food and strategy consulting industry in China, India, and the US. He is currently the consulting business owner of Great Doorway Consulting, which advises companies in the food industry. From June 2021 to March 2023, he was the Co-CEO and COO of LiveKindly Collective, a high-growth food company. Prior to this he was SVP of the International and Export divisions of Tyson Foods, a global food company, growing revenue to $2B over his tenure. Mr. Sadiq received his Doctorate and Master’s Degree in industrial engineering and a Bachelor’s Degree in electrical engineering from the University of Arkansas, Fayetteville.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: June 20, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated June 18, 2024

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